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                                                   Hunton & Williams LLP
                                                   Riverfront Plaza, East Tower
                                                   951 East Byrd Street
                                                   Richmond, Virginia 23219-4074

                                                   Tel  804 o 788 o 8200
                                                   Fax  804 o 788 o 8218


                                                   File No: 53582.20

April 27, 2005


VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Columbia Equity Trust, Inc.
         Registration Statement on Form S-11, filed on February 9, 2005 Registration No. 333-122644

Dear Ms. Garnett:

As counsel to Columbia Equity Trust, Inc., a Maryland corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 ("Amendment No. 1) to the Company's Registration Statement on Form S-11 (File No. 333-122644) (the "Registration Statement"), together with exhibits, and the Company's responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter to Mr. Oliver T. Carr, III of the Company, dated March 10, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your March 10, 2005 comment letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Jeffrey Shady, Rachel Zablow and Steven Jacobs a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on February 9, 2005. These changes have been made in response to the Staff's comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 1. Capitalized terms used and not otherwise defined in


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this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

As a preliminary matter, we note that a number of the Staff's comments refer to Guide 5, which provides certain disclosure rules for registration statements relating to interests in real estate limited partnerships, in particular those that utilize third party advisors or managers. The Company is organized as a Maryland corporation. Moreover, as described in the Registration Statement, the Company is a "self-advised, self managed" REIT, meaning that the executive officers and directors of the Company will manage the business and affairs of the Company without the involvement of any third party advisor or manager. As with a typical publicly-held corporation, the executive officers and directors of the Company will be compensated through salary, bonuses and stock awards, rather than through fees, commissions or other arrangements common to syndicated real estate limited partnerships. The Company believes that the Guide 5 disclosure is not applicable to offerings by publicly-owned REITs such as the Company and may tend to confuse potential investors.

General

1. We note that, immediately after or simultaneously with the commencement of the offering, the company will participate in formation transactions that will involve the issuance of the following securities:

         o operating partnership units to unaffiliated third parties in connection with the acquisition of the Greenbriar, Sherwood Plaza, Fair Oaks and Meadows IV properties;

         o operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the King Street property;

         o operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connections with the acquisition of the Madison Place Street property;

         o operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the Atrium property;

         o operating partnership units to unaffiliated third parties and affiliates of Carr Capital in connection with the acquisition of the Independence Center property;

         o operating partnership units to affiliates of Carr Capital in connection with the acquisition of the 1575 Eye Street property;

         o operating partnership units to affiliates of Carr Capital in connection with the acquisition of the Meadows V property; and

         o operating partnership units to Carr Capital in connection with the acquisition of the certain asset management services agreements.


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         Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales of operating partnership units and the public offering of common stock. Specifically address how and when the actual amount of consideration will be determined. Provide a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

         RESPONSE: The Company believes that the private placement of operating partnership units in the transactions referenced above, and the private placement of operating partnership units and shares of common stock in connection with the contribution of interests in the Loudoun Gateway IV and Suffolk Building properties and asset and property management agreements, should not be integrated with its initial public offering in reliance on the Division of Corporate Finance's position expressed in numerous no-action letters that, pursuant to Rule 152 under the Act, the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Securities Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.

         Rule 152 under the Securities Act provides that:

                  [t]he phrase "transactions by an issuer not involving any public offering" in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.

         The Division of Corporation Finance (the "Division") has taken the position in a number of no-action letters that under Rule 152 an otherwise valid private placement will not be integrated with a subsequent registered offering of additional similar securities if the private placement is completed before the commencement of the public offering, even if the public offering is contemplated at the time of the private placement. See, e.g., Quad City Holdings, Inc. (available April S, 1993); IBI Incorporated (available September 28,1989); County First Bank (available March 31,1989); Vintage Group, Inc. (available May 11, 1988); The Immune Response Corp. (available November 2, 1987); Vulture Petroleum Corporation (available February 2, 1987); BBI Associates (available December 29, 1986); and Verticom Inc. (available February 12, 1986).

         The Division also has taken the position in a number of "no-action" letters that a private placement shall be deemed completed for purposes of Rule 152 when the irrevocable investment decision to purchase or accept the securities offered is made, not when the securities offered in such a private placement actually are issued. See, e.g., The Equitable Life Assurance Society of the United States (available February 20, 1992); and Black Box, Inc. (available June 26, 1990). In reaching this position, the Division has emphasized that conditions to closing the private placement transaction contained in any purchase agreement, subscription agreement or consent agreement must not be subject to the discretion or within the control of the investor.

         Because the offers of operating partnership units in connection with the transactions referenced in the initial Registration Statement filed on February 9, 2005 were completed



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         prior to that date, based upon the prior interpretations of Rule 152 by the Division, these transactions should not be integrated with the proposed offering. Each of the Contribution Agreements were executed prior to the filing of the Registration Statement on February 9, 2005. The Contribution Agreements represent an irrevocable, binding commitment to receive operating partnership units in exchange for the contribution of assets to our operating partnership, and, as a result, the Contributors do not have any investment control or discretion after the date of execution. None of the terms of the Contribution Agreements are subject to renegotiation by the Contributors, and the Contributors will have no ability to change the number of operating partnership units to be received in exchange for the contribution of assets to our operating partnership.

         In connection with the contribution of interests in the Loudoun Gateway IV and Suffolk Building properties described in Amendment No. 1, we expect to issue a combination of operating partnership units and shares of common stock to Carr Capital and its affiliates pursuant to Contribution Agreements that were executed prior to the filing of the Registration Statement on February 9, 2005. These Contribution Agreements provide that Carr Capital and its affiliates will contribute their interests in commercial office properties in the Greater Washington DC market that they acquire after the date of the Contribution Agreement but before June 30, 2005 in exchange for operating partnership units with a value equal to the contributor's actual cash investment made to obtain the interests. Effective April 1, 2005, these Contribution Agreements were amended solely to permit Carr Capital and its affiliates to elect to receive shares of common stock in lieu of operating partnership units. Effective April 1, 2005, the Contribution Agreements related to the asset and property management agreements also were amended to permit Carr Capital and its affiliates to elect to receive shares of common stock in lieu of operating partnership units. These Contribution Agreements also were executed prior to the filing of the Registration Statement on February 9, 2005. Because the offers of the securities under these Contribution Agreements were completed prior to the filing of the Registration Statement on February 9, 2005, these transactions also should not be integrated with the proposed offering for the same reasons discussed above. The Company advises the Staff, as described in Amendment No. 1, that the parties to these Contribution Agreements are executive officers of the Company or their family members.

         Based upon the application of Rule 152 and the Commission's views thereunder, the transactions involving the exchange of operating partnership units and shares of common stock for contributed assets have been completed for purposes of Rule 152, and the transactions should not be integrated with the Company's offering.

2. We note that you intend to elect to be taxed as a REIT and that a significant portion of the net proceeds of the offering has not yet been committed to investing in identified real estate related assets. Accordingly, it appears that your offering constitutes a "blind pool" or "non-specified .property program." Please revise to include prior performance information similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to SEC Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for your belief.

         RESPONSE: As set forth in Amendment No. 1 and since the initial filing of its Registration Statement, the Company has substantially increased the amount of net proceeds to be used for property acquisitions or the repayment of debt secured by real estate as reflected in the revised "Use of Proceeds" disclosure on pages 32 and 33.

         Accordingly, the Company has identified specific uses for approximately $119.5 million, representing approximately 82% of the estimated net proceeds from the offering. The Company believes that because substantially all of the proceeds from the offering will be used as specifically described in the prospectus that the offering is not a blind pool. The Company also notes that in addition to specifying and describing the transactions using the net proceeds from the offering, the Company, as described in the Registration Statement, has established specific investment parameters regarding the types of commercial office properties in which the Company would invest with the remaining amount of proceeds, if any, after giving effect to the exercise of the over-allotment option by the underwriters. In light of the foregoing, the Company respectfully submits that the offering should not be characterized as a blind pool offering.




3. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

         RESPONSE: The Company will provide supplementally under separate cover copies of the market and industry data relied on and cited in the Registration Statement.



4. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

         RESPONSE: In response to the Staff's comment, the Company advises the Staff that it is in the process of selecting the graphics, maps, photographs and related captions and/or artwork that will be used in the prospectus. Once these materials are selected, the Company will supplementally provide these materials to the Staff.

5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing or as soon as it is available. Sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

         RESPONSE: The Company does not intend to use any "sales material" within the meaning of Item 19 of Guide 5.

6. Please provide all omitted information in the prospectus, other than pricing information, in your next amendment.

         RESPONSE: In response to the Staff's comment, the Company advises the Staff that it has undertaken to provide as much of the omitted information as is currently available. The Company will continue to provide any remaining omitted information in subsequent filings as soon as it becomes available.



7. Please update all financial statements included in the filing as required by Rule 3-12 of Regulation S -X.

         RESPONSE: Amendment No. 1 includes updated financial statements as required by Rule 3-12 of Regulation S-X.



Cover Page

8. We note the disclosure regarding your intention to apply to list the shares on the NYSE, Supplementally tell us the basis for your belief that you will be listed on the NYSE. Please refer to the note to Item 202 of Regulation S-K.

         RESPONSE: In response to the Staff's comments, the Company advises the Staff that it has received a letter from the NYSE stating that, based upon the NYSE's review of the Company's eligibility materials, the NYSE's Listing and Compliance Committee has cleared the Company to file an Original Listing Application. Based upon a review of the eligibility criteria for listing on the NYSE and the clearance to file an Original Listing Application from the NYSE's Listing and Compliance Committee, the Company believes that it has reasonable assurance that the common stock being offered by the Company will be acceptable to the NYSE for listing. Upon clearance of the draft Original Listing

         Application by the NYSE and prior to the printing of the preliminary prospectus, the Company will revise the referenced text to read as follows: "Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol 'COE'."




9. Pursuant to Item 1.D. of Guide 5, please revise the cover page to identify the most significant risk factors related to the purchase of the securities. See also Section IIA.3.a of SEC Release 33-6900 for guidance.

         RESPONSE: Because the Company respectfully submits that the offering should not be characterized as a blind pool offering, the Guide 5 disclosure requirements are not applicable to this offering. The Company directs the Staff to the response to comment 2 above.




Prospectus Summary

10. Please limit your use of technical jargon in the forepart of your prospectus. Terms such as "lease-up risk," "Class A and B office space," seem to be industry terms that may not be readily understood by someone who is not familiar with your business or your industry. Instead of using technical terms, explain these concepts in clear plain language. See Rule 421(b) of Regulation C.

         RESPONSE: The Company has revised the forepart of the prospectus in response to this comment.




11. Please revise to limit your summary to a brief overview of the key aspects of your company and this offering. For example, we note your summary contains a lengthy description of the company's business, including your market, business strategy, competitive strengths, asset management agreements, investment criteria and structure. Much of this detailed information is better suited for the body of the prospectus. Please revise to limit your summary to the key aspects of your business and your offering. Also, if you wish to retain a summary of your business strategy and competitive strengths, please limit the bullet points to one sentence per bullet point, similar to the presentation of summary risk factors. See Item 503(a) of Regulation S-K.

         RESPONSE: The Company has revised the prospectus summary in response to this comment.


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Overview, page 1

12. Please revise this section to clearly disclose the total amount of consideration you will pay for your interest in the initial properties. Further, indicate the total indebtedness you will assume.

         RESPONSE: The Company has revised the disclosure on pages 1 and 2 in response to this comment.




Our Market, page 2

13. Refer to your reference of "Class A and B office space" in the second paragraph. Please revise to describe which class your initial properties would fit into at the present time.

         RESPONSE: The Company has deleted the references to "Class A and B office space" in response to comment 10.




Competitive Strengths, page 3

14. Our Local Market Knowledge and Relationships. We note your disclosure that through your relationships with your extensive network of property owners, developers, tenants, property managers and brokers, you expect to continue to source attractive acquisition opportunities. If you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

         RESPONSE: The Company has revised the bullet point disclosure on page 3 in response to comment 11 and this comment and has revised the disclosure on page 70 in response to this comment.




15. Our Growth-Oriented Capital Structure. Please revise to clarify whether your operating documents contain any limits on the amount of debt you may hold. We note that you intend to limit debt to 55 to 60% of total market capitalization.

         RESPONSE: The Company has revised the disclosure on pages 4 and 71 in response to this comment.


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16.      Our Growth-Oriented Capital Structure. You indicate in the last sentence that Carr Capital has demonstrated access to private institutional capital from joint venture partners such as JP Morgan Investment Management, Inc., Aetna Life Insurance Company, Invesco Realty Advisors and The Carlyle Group. Please revise to discuss any current commitments for capital from these institutional investors or tell us why you believe this language is appropriate. Alternatively, delete this language or clarify that you do not currently have commitments from these institutions.

         RESPONSE: The Company has revised the disclosure on pages 4 and 71 in response to this comment. The Company advises the Staff that substantially all of the initial properties were owned by joint ventures between Carr Capital and/or its affiliates and the institutions and other joint venture partners described in the Registration Statement. Thus, the Company believes it is appropriate to discuss the historical relationships with these investment partners.




Our Initial Properties, page 5

17.      Please revise to identify the joint venture partners.

         RESPONSE: The Company has revised the tables on pages 5-6 and 74-75 by adding footnotes identifying our joint venture partners in response to this comment.




Formation Transactions, page 7

18. You indicate throughout this section that you will acquire certain interests in properties from affiliates of Carr Capital. Please expand your disclosure to specifically quantify the ownership percentage each insider has in each of the contributing entities. In addition, please revise your disclosure throughout to describe the business reasons for such restructuring.

         RESPONSE: The Company has revised the disclosure on pages 6-8 and 55-60 in response to this comment. In addition, the Company has provided tabular disclosure that summarizes the ownership interests of its officers and directors in each of the contributing entities, and the aggregate consideration to be received by each of the parties involved in the formation transactions on page 60. The Company has revised the disclosure in the first paragraph of the section entitled "Formation Transactions" on pages 6 and 55 to describe the business reasons for this restructuring.




19. Please revise the last paragraph under this heading to specifically name all parties to the contribution agreements. Also, please disclose the amount that each affiliate will receive in connection with the formation transactions. Provide similar disclosure in the body of the prospectus under the heading "Formation Transactions."

         RESPONSE: The Company has added the names of the parties to the contribution agreements on page 60. The Company directs the Staff to the response to comment 55. The Company has revised the disclosure on page 8 in response to the Staff's comment to disclose the amount that each affiliate will receive in the formation transactions. The Company respectfully submits that it believes that providing the name of every party to a contribution agreement would be too detailed to include in the summary pursuant to Rule 503 of Regulation S-K, especially because several of these parties, unaffiliated with the Company, will receive an immaterial amount of consideration in the formation transactions. In addition, the Company directs the Staff to the Company's response to comment 18 above regarding the more detailed tabular disclosure provided on page 60 under the heading "Formation Transactions."




20. We note that you did not obtain third party appraisals for the properties being contributed by affiliates. Please revise to discuss how the value of the property was determined. Provide similar disclosure in the body of the prospectus under the heading "Formation Transactions."

         RESPONSE: The Company has revised the disclosure in the last paragraph on pages 8 and 9 and on page 55 in response to this comment.




Our Tax Status, page 12

21. Please revise to clarify that you have received an opinion of counsel regarding your REIT status.

         RESPONSE: The Company directs the Staff to the cross reference in the section entitled "Summary -- Our Tax Status" on page 11 and the disclosure regarding the receipt of an opinion of counsel that is set forth under the section entitled "Federal Income Tax Considerations -- Taxation of Our Company" on page 131 of Amendment No. 1. The Company respectfully submits that due to the extensive qualifications that accompany such a tax opinion, disclosure regarding the opinion of counsel is not appropriate for inclusion in the summary.




Risk Factors, page 17

22. Please avoid using generic conclusions such as "adversely affect," "negatively affect" or "materially adversely effected," when describing the risks. For example, on page 20 you state that your "management has no experience operating a REIT or a public company which could have an adverse effect" on your operations. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

         RESPONSE: The Company has revised the disclosure in "Risk Factors" in response to this comment.




         Risk Related to Our Business and Properties, page 17

         We may be impacted by our tenants' failure to make lease payment..., page 18

23. Please revise to indicate whether any of the current tenants are in default.

         RESPONSE: The Company has revised the disclosure on page 17 in response to this comment.




         Our revenue and cash available for distribution to stockholder could be materially adversely affected..., page 19

24. We note that if any of your significant tenants becomes insolvent it would harm your financial condition. Please identify any of your significant tenants that are in bankruptcy or have threatened to file for bankruptcy protection.

         RESPONSE: The Company supplementally advises the Staff that none of its significant tenants is in bankruptcy or, to the Company's knowledge, has threatened to file for federal bankruptcy protection.




         We may not be successful in identifying suitable acquisitions that meet our criteria..., page 19

25. Please revise to briefly explain how you acquire commercial office properties in "off-market" transactions. Provide a more detailed discussion in your Business section.

         RESPONSE: The Company has revised the disclosure on pages 18-19 and 70 in response to this comment.

         We may invest in properties in other real estate markets outside the Greater Washington, D.C. area..., page 20

26. We note that you may make selected acquisitions or develop properties outside the Greater Washington, D.C. area. Please expand your disclosure to identify those geographic areas.

         RESPONSE: The Company included this risk factor to alert investors that it may make selected investments outside of it focus market of Washington, DC in the future. However, the Company has no current plans to make any such investments and has not identified any target markets or geographic areas.




         Our management has no prior experience operating a REIT or public company..., page 20

27. Please revise to more specifically describe the risks associated with your officers' lack of experience operating a public company or a REIT.

         RESPONSE: The Company has revised the disclosure on page 19 in response to this comment.





         Our debt level may have a negative impact on our ability to make distributions..., page 21

28. We note you have presented six risks that may result from your level of debt and the limitations imposed by your debt agreements. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies in your industry.

         RESPONSE: The Company has revised the disclosure on pages 20 and 21 in response to this comment.




29. Please revise to briefly discuss the limitation imposed by your debt agreements.

         RESPONSE: The Company has revised the disclosure on page 21 in response to this comment.

         Risks Related to Our Organization and Structure, page 22

         We may experience conflicts of interest with our chairman, president and chief executive officer..., page 22

30. Please revise to disclose whether you have any procedures for resolving conflicts of interest. If so, briefly describe those procedures.

         RESPONSE: As set forth in the disclosure under the heading "Our Business and Properties -- Policies With Respect to Certain Activities -- Conflict of Interest Policy," the Company advises the Staff that it expects to adopt a code of business conduct and ethics that contains a conflict of interest policy. Because no such policy yet exists and because the Company believes that disclosure about such a policy could mitigate the risks described in this risk factor, the Company has respectfully elected to leave this risk factor unchanged.




         Risks Related to the Real Estate Industry, page 26

         Our performance and stockholder value are subject to risks associated with real estate assets..., page 26

31. The risks you have cited could apply to any company in the real estate industry. Please limit your risk factor disclosure to risks that are specific to your business. Omit this risk factor or revise it to make the disclosure more-specific. Refer to Item 503(c) of Regulation S-K.

         RESPONSE: The Company has deleted this risk factor in response to this comment.




         Our insurance may not be adequate to cover losses including those that result from earthquakes or terrorist acts, page 27

32. In order to give depth to your disclosure, please quantify the limits on coverage per occurrence under your current property insurance policy.

         RESPONSE: The Company advises the Staff that coverage per occurrence varies from property to property. The Company has revised the disclosure on page 26 in response to this comment.

         The cost of compliance with or liabilities under environmental laws..., page 27

33. Please revise to disclose whether you are aware of any adverse environmental conditions at any of your initial properties. Describe the nature of the problem and any remedial actions you have taken. If material, please include an estimate of the total remediation costs you expect to incur. Provide similar disclosure with respect to mold problems in the next risk factor.

         RESPONSE: The Company supplementally advises the Staff that it is not aware of any adverse environmental conditions or mold problems at any of the initial properties.




         Investment in our common stock has various federal, state and local income tax risks..., page 29

34. Please revise to describe this risk in more detail and to explain how the risk affects Columbia Equity or the securities being offered.

         RESPONSE: The Company has deleted this risk factor in response to this comment.



         We may be subject to adverse legislative or regulatory changes..., page 29

35. Please revise your risk factor to focus on how this risk may affect your business in a degree or manner that is different or more significant than other REITs in your industry.

         RESPONSE: The Company has deleted this risk factor in response to this comment.





A Warning About Forward-Looking Statements, page 32

36. Please revise the last sentence under this heading to clarify that you have an obligation to update your disclosure to the extent that it becomes materially deficient or misleading.

         RESPONSE: The Company has revised the disclosure on page 31 in response to this comment.

Use of Proceeds, page 33

37.      Please revise to provide the information discussed in Instruction 5 to
         Item 504 of Regulation S-K.

         RESPONSE: The Company has revised the disclosure on pages 32 and 33 in response to this comment.




Distribution Policy, page 36

38. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions. Provide similar disclosure in the prospectus summary and on page 52. Also, please include a risk factor that addresses this risk.

         RESPONSE: The Company has revised the disclosure on pages 36 and 53 in response to this comment and on page 11 of the prospectus summary. In response to this comment, the Company further advises the Staff that the Company has provided additional language in the risk factor under the heading "Our growth depends upon external sources of capital which are outside of our control" on page 23 which addresses this risk.




39. Please revise to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. In this regard, we note your disclosure in the last paragraph on page 36. Provide similar disclosure in the summary.

         RESPONSE: The Company has revised the disclosure on page 11 in response to this comment.





40. We note that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership. Please revise your disclosure to indicate whether or not there are any restrictions on the ability of Columbia Equity LP to transfer funds to Columbia Equity.

         RESPONSE: The Company has revised the disclosure on page 36 in response to this comment.

41. Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

         RESPONSE: The Company directs the Staff to the revised disclosure on page 36 in response to comment 40.



Selected Financial and Other Data page 38

42. Related to the number of properties and net rentable square feet, please revise your presentation to clarify the nature of your ownership interest in these properties for readers. For example, we note that you appear to be presenting properties in which you have a 1% interest in the same manner as properties in which you own 100% on a pro forma basis.

         RESPONSE: The Company has revised the disclosure on pages 14 and 38 in response to this comment.




43. Please revise your definition of FFO to be consistent with the White Paper if that is the basis for your calculation. The White Paper does not appear to add back minority interest in its definition of FFO. Additionally, please explain to readers how management uses both "FFO for the operating partnership" and "FFO attributable to common shareholders" and why each measure is useful to investors as required by Item 10(e) of Regulation S-K. Finally, please revise your presentation to clarify how you have calculated "FFO allocable to minority interest."

         RESPONSE: The Company has revised the presentation of FFO and eliminated "FFO for the operating partnership" and "FFO allocable to minority interest" in response to this comment.




Management's Discussion and Analysis of Financial Conditions and Results of Operations

page 4

Overview, page 40

44. Please expand to describe your two categories of fee income - transaction fees and asset management fees. Discuss where and how you generate these fees.

         RESPONSE: The Company has expanded the disclosure on pages 40 and 41 in response to this comment.

Summary of Critical Accounting Policies and Estimates

         Investments in Real Estate, page 43

45. Please expand your critical accounting policy discussion and disclose the manner in which you intend to account for contributed properties and properties to be acquired from related parties and third parties. In addition, expand your accounting policy disclosure to distinguish between properties held for sale and assets to be held and used.

         RESPONSE: The Company has expanded the disclosure on pages 43 and 44 in response to the Staff's comment.




46. We note that you intend to acquire joint venture ownership interests in real estate properties. Please revise to describe the manner in which you plan to account for future joint venture investments and how you will evaluate investments for potential variable interests pursuant to FIN 46R. Your disclosure should explain the measurement by which significant influence will be assessed. In addition, please distinguish between your accounting treatment for non-VIE joint venture investments in both the corporate and partnership form.

         RESPONSE: The Company has revised the disclosure on page 45 in response to this comment.




Results of Operation, page 44

         Comparison of Nine Months Ended September 30, 2004 to Nine Months Ended September 30, 2003, page 44

47. Fee Income. You indicate in the last paragraph on page 44 that the decline in fee income was due to a "decrease in transaction fees due to lower transaction volume." Please revise to explain the reason for the decrease in transaction volume. Also, discuss whether you believe this is a trend that may have a continuing effect on operations.

         RESPONSE: The Company has revised the disclosure on page 46 in response to this comment.

48. Equity in Net Income of Real Estate Entities. We note that equity in net income of real estate entities decreased for the nine months ended September 30, 2004. Please revise to discuss whether you believe this is a trend that may have a continuing effect on operations.

         RESPONSE: The Company has revised the disclosure on page 46 in response to this comment.




         Liquidity and Capital Resources, page 50

49.      We note your short term and long term liquidity requirements on page
         50. Please revise to quantify all material requirements.

         RESPONSE: The Company has quantified its known fixed contractual obligations in the "Commitments Table" on page 52. The Company supplementally advises the Staff that other items described in short term and long term liquidity requirements are variable and cannot be quantified with any precision.




50. Please revise your disclosure to provide a discussion of any anticipated renovations or capital improvements. Indicate the source of funds and timing for any capital improvements. In addition, discuss your policies relating to the capital improvements of your properties. We may have additional comments.

         RESPONSE: The Company has added additional disclosure on pages 52 and 53 in response to this comment.




51. Please include any purchase obligations within the contractual obligations table in accordance with Item 303(a)(5) of Regulation S-K.

         RESPONSE: The Company has provided an additional line item to the table on page 52 in response to this comment.

52. We note your statement in the second paragraph on page 2 that as of February 8, 2005, you reached a preliminary agreement on terms for the potential purchase of three office properties. Please revise to discuss the source of funds for those acquisitions. We may have further comments.

         RESPONSE: As described in Amendment No. 1 under the section entitled "Use of Proceeds," the Company will fund these acquisitions from the net proceeds of this offering.




53. Revise to clarify whether you currently have a firm commitment related to the credit facility you anticipate entering into concurrently with or shortly after the completion of the offering.

         RESPONSE: The Company notes the Staff's comment. The Company anticipates receiving a firm commitment for a credit facility prior to printing and distributing preliminary prospectuses. When a firm commitment relating to the credit facility is entered into, the Company will provide additional disclosure. If a firm commitment is not received prior to printing and circulation of the preliminary prospectus, the Company will revise the disclosure accordingly.




Formation Transactions, page 54

54. Please revise to briefly describe all material terms in the contribution agreements including material representations and warranties.

         RESPONSE: The Company has provided additional disclosure on page 56 in response to this comment.




55. For ease of reference, please consider providing a table that shows the consideration to be paid and each of the parties involved in each of the formation transactions.

         RESPONSE: The Company has provided additional disclosure on pages 56-60 in response to this comment.




56. Please revise to disclose how you determined the amount of consideration and partnership units that will be given in exchange for each property. Also, provide a more detailed description of the formulas you will use to determine the consideration paid under each of the contribution agreements.

         RESPONSE: The Company has revised the disclosure on pages 55 and 56 in response to this comment.




57. Please revise to specifically indicate the ownership percentage each of your officers and directors has in each of the companies that will contribute the initial properties. Further, quantify the consideration each officer and director will receive in exchange for their contribution as a result of their ownership interest in the contributing entities. Provide similar disclosure in the summary section.

         RESPONSE: The Company directs the Staff to the response to comment 55 above which sets forth the information referenced in this comment.




Our Business and Properties, page 58

58. We note your disclosure on page 58 that you have reached preliminary agreement on terms for the potential purchase of three office properties for purchase prices aggregating approximately $182.5 million. Please supplementally tell us the status of these negotiations. We may have further comments.

         RESPONSE: As described in Amendment No. 1, the Company has entered into definitive agreements to acquire interests in each of these properties.




         Our Market, page 63

59. Please provide supplemental support for the industry data you cite on pages 59-63. Please highlight the materials or otherwise indicate the specific portions of the relevant documents that support the disclosure.

         RESPONSE: The Company will supplementally provide under separate cover the support for the industry data in response to this comment.

         Our Operating Strategy, page 66

60. Please revise your disclosure to outline the material terms of your agreement with the Trammell Crow Company.

         RESPONSE: The Company has revised the disclosure on page 69 in response to this comment.




         Our Competitive Strengths, page 67

61. Please revise to briefly explain how you calculate internal rate of return.

         RESPONSE: The Company has revised the disclosure on page 70 in response to this comment.



         Description of Properties, page 72

62. Please revise to outline briefly any proposed program for the renovation, improvement or developments of any of your properties. Include an estimate of the cost and the method of financing to be used. If such a program does not exist, please disclose that fact.

         RESPONSE: The Company directs the Staff to the Company's response to comment 50.




63. Supplementally tell us why you do not include a "Major Tenant "and "Lease Expiration Schedule" for the Atrium, Madison Place, Independence Center, and 1575 Eye Street properties. In this regard, we note that you include these tables for other properties.

         RESPONSE: The Company advises the Staff that it omitted the information referenced above with respect to the Atrium, Madison Place, Independence Center and 1575 Eye Street properties because these properties do not meet the 10% test set forth in Instruction 2 to Item 14 of Form S-11.

         Asset Management Agreements, page 84

64. Please revise to discuss the material terms of your asset management agreement with The Oliver Carr Company.

         RESPONSE: The Company has revised the disclosure on pages 90 and 91 in response to this comment.




         Policies With Respect to Certain Activities, page 89

65. Investment in Real Estate or Interests in Real Estate. Please revise to include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income. See Instruction 5 of Item 13(a) to Form S-11.

         RESPONSE: The Company has revised the disclosure on page 96 in response to this comment.




Management, page 94

         Summary Compensation Table, page 99

66. Please expand the table to include compensation paid to each person by your predecessor for the fiscal year ended December 31, 2004.

         RESPONSE: The Company has provided the expanded disclosure on page 105 in response to this comment.




         Restricted Shares, page 104

67. Please confirm that you will disclose, as necessary, any award of restricted stock in your Summary Compensation Table on page 99.

         RESPONSE: The Company does not anticipate issuing any shares of restricted stock to its executive officers in connection with the closing of the offering. The Company expects to issue restricted stock only to non-employee directors and will update the information as it becomes available. As noted in the prospectus, the Company does intend to issue LTIP units to its executive officers in connection with the completion of the offering and advises the Staff that it will disclose as necessary any awards of LTIP units in the Summary Compensation Table.

Certain Relationships and Related Party Transactions, page 106

         Benefits to be Received by Our Executive Officers and Directors in Our Formation Transactions, page 106

68. Refer to the first full paragraph on page 107. Please revise to describe the type and amount of consideration you will receive for the shares of restricted stock that you will issue to directors and executive officers upon completion of the offering. Disclose the number of shares that you will issue to each person. If these shares represent compensation for services, please include them in the summary compensation table.

         RESPONSE: As noted in response to comment 67, the Company does not expect to issue restricted stock to its executive officers in connection with the closing of the offering. The Company has revised the disclosure on page 113 with respect to restricted stock to be issued to directors in response to this comment.




         Certain Business Relationships, page 107

69. You indicate in the first paragraph under this heading that you will reimburse Carr Capital for "certain costs and expenses." Please revise to describe those costs and expenses.

         RESPONSE: The Company has revised the disclosure on page 113 to clarify that these costs and expenses will be payable to unaffiliated third parties in response to this comment.




Principal Stockholders, page 109

70. Please revise to disclose the address of each beneficial owner, director, or executive officer. See Item 403 of Regulation S-K.

         RESPONSE: The Company has revised the disclosure on page 115 in response to this comment.

Description of Our Common Stock, page 110

71. Please revise the introductory paragraph to remove the implication that your disclosure is not complete. Although you are not required to describe each and every term of your common stock, you must provide a complete summary of the material terms.

         RESPONSE: The Company has revised the introductory paragraph on page 116 in response to this comment.




Shares Eligible For Future Sale, page 114

         Rule 144, page 114

72. Please revise your disclosure to indicate the amount of common equity that could be sold pursuant to Rule 144 beginning 90 days after the date of your prospectus.

         RESPONSE: The Company has provided additional disclosure on page 120 in response to this comment.




Underwriting, page 144

         Directed Shares, page 145

73. You indicate that your directors, officers, employees, business associates and related persons associated with you will be entitled to purchase shares in the program. Please tell us whether the business associates and related persons associated with you are registered broker-dealers.

         RESPONSE: The Company currently expects that Wachovia Capital Markets, LLC ("Wachovia") will implement the directed share program (the "Program") on behalf of the representatives. Wachovia will distribute to each potential participant in the Program an NASD Questionnaire that must be completed before an individual can participate in the Program. Wachovia intends to use this questionnaire to determine whether, under the NASD rules, the potential purchaser is eligible to participate in the Program.

74. We note that at your request, the underwriters have reserved shares for sale, at the initial public offering price, shares for officers, directors, employees and other persons associated with Columbia Equity who have expressed an interest in purchasing common stock in this offering. Please supplementally confirm, if true, that:

         o except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

         o no offers were made prior to the filing of the registration statement;

         o        offers were made only with the prospectus; and

         o no funds have or will be committed or paid prior to effectiveness of the registration statement.

         RESPONSE: Pursuant to the Program, the Company will offer shares of its common stock on the same terms as those offered to the public to employees, directors and other persons associated with the Company. The Program is part of the underwritten offering and no offers were made prior to the filing of the registration statement and after filing, no offer will be made except by means of a prospectus complying with
         Section 10 of the Securities Act of 1933. Wachovia will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the offering is priced and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them.




75. Supplementally provide a copy of the materials that you sent to the directed share program participants and explain to us in more detail how the program will work.

         RESPONSE: The Company currently expects that Wachovia will implement the directed share program on behalf of the representatives. Copies of the Program Materials proposed to be distributed in connection with soliciting interests in the Program will be provided supplementally under separate cover. The Program Materials were approved by Kristina Wyatt at the SEC on January 7, 2005. To date, no persons have received copies of the Program Materials. Wachovia has advised the Company that the procedures for the Program are as follows: the Company will submit the names and addresses of prospective participants in the directed share program to Wachovia. No directed share program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Wachovia sends (via e-mail) the Program Materials, which include: an indication of interest letter accompanied by the preliminary prospectus, a critical facts summary setting forth eligibility requirements, information about setting up a Wachovia account and critical dates, a general information and procedures memorandum, an NASD questionnaire, directed share account opening information and a Wachovia client agreement to the prospective participants. The Program Materials to be distributed by Wachovia in connection with the directed share program reflect all Securities and Exchange Commission comments received to date in any previous offerings. The number of shares reserved for the directed share program participants will be determined by us and set forth in "Underwriting." Prospective recipients of directed shares are determined after reviewing the account information and other responses contained in such documentation. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. Purchasers become committed after the offering is priced and a Wachovia representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer. The exact number of directed shares available to prospective purchasers is generally determined prior to but not later than the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.




76. Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

         RESPONSE: The Company has revised its disclosure on page 152 of the Prospectus in response to this comment to clarify that participants who purchase shares issued through the directed share program who are not otherwise subject to insider lock-up agreements will not be required to execute lock-up agreements.




         Lock-Up Agreements, page 145

77. Please disclose the number of shares that are subject to the 180-day lockup periods following the effectiveness of the resale registration statement.

         RESPONSE: The Company advises the Staff that no resale registration statement will be filed in the 180-day period following the effectiveness of the registration statement, thus, there will be no shares subject to a 180-day lock-up following effectiveness of the resale registration statement. The Company has added disclosure on page 152 with respect to shares subject to the 180-day lock-up with the underwriters.




         Electronic Prospectus Delivery, page 147

78. Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please supplementally tell us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

         o        The communications used;

         o The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

         o        The finding of an account and payment of the purchase price.

         Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters' procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

         RESPONSE: The Company has been advised by Wachovia that it does not intend to engage in electronic distribution of the prospectus, other than as described above with respect to the distribution of the Program Materials, which contains a copy of the preliminary prospectus, via e-mail to participants. The underwriters have advised the Company that, as a courtesy, Robert W. Baird & Co. may distribute preliminary prospectuses electronically to certain of its institutional clients, in PDF format, only after the client has specifically requested an electronic version. The underwriters have advised the Company that no preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been made available generally to prospective investors. The underwriters have advised the Company that any electronic distribution of a preliminary prospectus will be made only if the client has consented in writing to receiving a preliminary prospectus electronically and only in compliance with SEC guidance on electronic distribution.




79. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

         RESPONSE: Neither the Company, Wachovia nor Robert W. Baird & Co. has any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. While Wachovia and Robert W. Baird & Co. have advised the Company that they expect to contract with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of this contract would not be specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend a roadshow meeting in person. The underwriters understand that Net Roadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. The Company has been advised that, in accordance with such no-action letter, an electronic version of the preliminary prospectus identical to the copy filed with the Commission and distributed to the live attendees, is required to, and will, be made available on the Net Roadshow, Inc. website which is located at www.netroadshow.com. A copy of the Net Roadshow, Inc. Standard Service Agreement will be provided supplementally under separate cover.




Pro Forma Combined Financial Statements, page F-2

80. Expand the introduction to clarify your basis for inclusion of properties in the pro forma financial statements such that management believes it is probable that the registrant will acquire these properties.

         RESPONSE: The Company has revised the introduction on page F-3 in response to this comment.




Unaudited Pro Forma Combined Balance Sheet, page F-3

81. Revise the pro forma balance sheet to present the impact of the offering after giving effect to the formation transactions, property acquisitions and debt repayment. Please disclose in a subtotal column the combined effect of all transactions other than the offering so that the pro forma financial position of the registrant before the offering is transparent to investors. Follow this with an additional column to give effect to the offering and then a final column to reflect the registrant on a pro forma basis after all transactions and the offering.

         RESPONSE: The Company has added a subtotal column to show the effect of all transactions prior to the offering in response to this comment. The Company advises the Staff that the formation transactions relating to the purchase of properties, increase in joint venture investments and pay down of debt are reflected as post-offering transactions because these transactions require use of the cash raised in the offering.




Unaudited Pro Forma Combined Statements of Operations, pages F-4 and F-5

82. Revise to present basic and diluted per share data on the face of the pro forma income statements, as well as the number of shares used to compute per share data. Please note that if you do not know how many Operating Partnership units will be outstanding, pro forma presentations should be made that give effect to the range of possible results. Refer to Item 11-02(b)(8) of Regulation S-X.

         RESPONSE: The Company advises the Staff that it has not been able to calculate the earnings per share information because the Company is anticipating splitting the Company's stock prior to the offering, which will affect the number of outstanding shares prior to the offering. Compensation expense related to any additional shares issued will be recorded as an expense of the Company prior to the offering. The size of the split is still under discussion. Once that matter is resolved, the Company will disclose the amount of earnings per share and weighted average shares in the registration statement. The Company believes that prior to the resolution of this matter, any earnings per share information will change and therefore not be meaningful disclosure.




Notes to Unaudited Pro Forma Combined Financial Statements, page F-6


83. Refer to pro forma footnotes 7 and 8. Disclose in the footnotes to the pro forma balance sheet how you determined the amount of minority interest in the acquisition of properties and unconsolidated real estate entities and advise us.

         RESPONSE: The Company has added explanations to the tables contained in footnotes 7 and 8 on pages F-7 and F-8 in response to this comment. The Company supplementally advises the Staff that the value of the Operating Partnership units to be issued in exchange for interests in the partnerships was negotiated with the owners of the respective interests.




84. Refer to pro forma footnote 13. Please provide in a separate footnote sufficiently detailed support for your pro forma adjustment to depreciation expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers. In addition, please clarify where you are recording the amortization of above-market and below-market leases as it does not appear they are included in revenues.

         RESPONSE: As disclosed in footnote 13 on page F-9, depreciation expense has been calculated based on the estimated fair values of the assets being acquired. All of the information needed to calculate the intangibles related to the above-market and below-market leases, and other identifiable intangibles is not currently available to the Company. Such needed information will become available once the Company has purchased the assets. The Company believes that omitting this information is not significant to the pro forma combined financial statements taken as a whole.

85. Refer to pro forma footnote 14. Expand your footnote disclosure to provide sufficiently detailed support on a property level for your pro forma adjustment to management fee income.

         RESPONSE: The Company has expanded the disclosure in footnote 14 on page F-9 in response to this comment. The expanded disclosure is on an aggregated basis, as the Company does not believe that property level disclosure would be meaningful to investors.




86. Related to footnote 15, please revise to clarify the amount of equity in earnings you have eliminated related to entities not contributed to the REIT.

         RESPONSE: The Company has revised the disclosure in footnote 15 on pages F-9 and F-10 in response to this comment.




Columbia Equity Trust Inc.

Balance Sheet, page F-11

Note 1 - Organization and Description of Business, page F-12


87. We note that Columbia Predecessor is not a legal entity but rather a combination of real estate entities under common ownership and management. Expand your disclosure to clarify the nature of the common control relationship pursuant to paragraph 3 of EITF 02-5. Please include similar disclosure in the Columbia Predecessor financial statements with an explanation of your basis for presenting combined financial statements under paragraph 22 of ARB 51.

         RESPONSE: The Company has revised the disclosure in footnote 1 on page F-13 and footnote 1 on page F-20 in response to this comment.

Note 3 - Offering Costs, page F-13

88. We note that in connection with the offering, CCC has or will incur legal, accounting and related costs, which will be reimbursed by the Company upon the consummation of the offering. If material, amend to disclose the amount of potential reimbursable costs incurred to date.

         RESPONSE: The Company advises the Staff that offering costs incurred through December 31, 2004 are reflected on the face of the Company's balance sheet as deferred offering costs.




Note 4 - Stock Based Compensation and Stock Split, page F-13

89. We note that the Company expects to record compensation expense at the time of the offering based on the fair value of the Company's stock on the grant date. Considering that the shares issued to a member of management at formation appear to be in exchange for cash consideration, please advise us if they were issued as compensation. If they were issued as compensation, please tell us why you did not record compensation expense at the date of issuance.

         RESPONSE: The Company supplementally advises the Staff that although the shares issued to the member of management were compensatory when issued, the number of shares to be provided to the employee after the stock split, and the fair market value of each share will not be known until the offering goes effective. Accordingly, until the effective date of the offering, the fair market value is unknown, and this is the reason the compensation expense will be recorded at the effective date of the offering.




Columbia Equity Trust, Inc.  Predecessor

Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-20

 c) Real Estate Entities, page F-20

90. Please provide us with your basis for using the equity method in which your ownership percentage appears to be minor, such as 1 % to 14%. Refer to paragraph 8 of SOP 78-9.

         RESPONSE: In EITF 03-16, "Accounting for Investments in Limited Liability Companies," the EITF reached a consensus that the accounting for partnerships set forth in SOP 78-9 should also be applied to limited liability companies that maintain capital accounts similar to a partnership capital account structure. It would appear that the appropriate method of accounting for partnership and LLC interests of less than 50% is to use the equity method of accounting, unless it is a limited partnership or LLC investment where the investor has "virtually no influence over partnership operating and financial matters." Footnote 2(c) on page F-21 states that Columbia Predecessor has significant influence over the investees' operating and financial decisions. As a result, the Company respectfully submits that the use of the equity method is appropriate and supported by authoritative literature.




Significant Properties

Combined Statements of Revenue and Certain Expenses

91. Considering that you intend to acquire the significant properties from a related party, amend your registration statement, pursuant to Item 3-14 of Regulation S-X, to include an audited statement of revenue and certain expenses for the three most recent fiscal years.

         RESPONSE: The related party ownership interests in the Significant Properties are being exchanged for operating partnership units and therefore have been included in the Columbia Predecessor Equity Trust financial statements. The cash portion of the acquisition will be paid only to parties unrelated to Columbia Equity Trust Predecessor and the operating partnership. As a result, the Significant Properties were not purchased from a related party and the audit requirements of Item 3-14 have been met.




92. Please supplementally advise us why you have not included financial statements required by Rule 3-14 of Regulation S-X for the acquisitions referred to on page 58.

         RESPONSE: The Company will supplementally provide the Staff under separate cover a schedule showing its significant test calculations required by Item 3-14 of Regulation S-X. The Company respectfully submits that based on the significant test calculations, the six acquisitions for which audited statements of revenues and certain expenses have been provided meet the requirements of Item 3-14.



King I, LLC and Madison Place, LLC

Financial Statements, page F-43 and F-53

93. We note that after the formation transactions, you intend to own a 50% interest in the King Street and Madison Place properties. Based on your anticipated investment and the conditions to be met for providing financial statements under Rule 3-05 of Regulation S-X, it appears that financial statements of your other joint venture interests may be required. Please revise to include the financial statements or advise us of your calculations for the tests used to determine significance.

         RESPONSE: The Company advises the Staff that in addition to the King Street and Madison Place financial statements, financial statements for Carr Capital 1575 Eye Street have also been provided. In response to this comment, the Company will supplementally provide the Staff under separate cover a schedule showing its calculation of compliance with
         Item 3-09 of Regulation S-X. The Company respectfully submits that the three stand alone audited financial statements that are provided in the Registration Statement meet the requirements of Item 3-09.




Statements of Operations, page F-45 and F-55


94. We note that you present depreciation and amortization expense outside of operating income. In a supplemental response, advise us of the facts and circumstances considered in determining that depreciation and amortization expense is not integral to the operations of King I and Madison Place to allow for classification within operations or reclassify your presentation. Refer to Item 5-03(b)2 of Regulation S-X and SAB Topic 11:B.

         RESPONSE: The respective statements of operations have been modified to include depreciation and amortization as an operating expense, included in the determination of operating income in response to this comment.




PART II

Item 36.  Financial Statements and Exhibits

95. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

         RESPONSE: The Company notes the Staff's comment and advises the Staff that it will supplementally provide under separate cover a draft copy of the legal and tax opinions. The Company advises the Staff that it will file all remaining required exhibits as promptly as possible.

96. Please file your Asset Management Agreements with the Trammell Crow Company and The Oliver Carr Company as exhibits to your registration statement, or tell us why you believe you are not required to file them.

         RESPONSE: The Company supplementally advises the Staff that the asset management agreements with The Oliver Carr Company are ordinary course contracts that generated approximately 3.2% of the Company's pro forma gross revenues for the year ended December 31, 2004. As such, the Company believes that the agreements are not material to the Company and therefore, are not required to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K. With respect to the asset management agreements with the Trammell Crow Company, the Company supplementally advises the Staff that the agreements are ordinary course contracts with terms not greater than one year and are terminable by either party upon 30 days notice. Moreover, the Company believes that it is not substantially dependent on the Trammell Crow Company agreements because asset management providers for these types of services are readily available. As such, the Company respectfully submits that the asset management agreements with the Trammell Crow Company are not material and thus are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company does not believe that its business is "substantially dependent" on these contracts as set forth in Item 601(b)(10)(ii)(B) of Regulation S-K.




If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

                                     Very truly yours,

                                     /s/  David C. Wright

                                     David C. Wright
cc:      Mr. Jeffrey Shady
         Ms. Rachel Zablow
         Mr. Steven Jacobs
         Mr. Oliver T. Carr, III
         John A. Good, Esq.